Exhibit 99.1

21Vianet Group, Inc. Acquires Fastweb

Expands CDN and Cloud Technology Capabilities

Appoints Fastweb CEO as Chief Software Officer

BEIJING, Sept. 20, 2012 — 21Vianet Group, Inc. (Nasdaq:VNET) (“21Vianet” or the “Company”), the largest carrier-neutral Internet data center services provider in China, today announced that the Company has acquired Fastweb International Holdings (“Fastweb”), a leading Internet content delivery network (“CDN”) services provider in China.

In connection with the acquisition, Edward Liu, the Chief Executive Officer of Fastweb, will join 21Vianet as the Chief Software Officer. Mr. Liu will leverage his 25 years of software, Internet and CDN experience in both the U.S. and China, to oversee 21Vianet’s cloud computing initiatives as well as business partnership strategies. Prior to Fastweb, Mr. Liu was the director of business development at Akamai Technologies, Inc. (“Akamai”), one of the world’s leading CDN service providers. Earlier in his career, Mr. Liu served as vice president of research and strategy at Speedera Networks, a CDN company that was acquired by Akamai in 2005. Prior to Speedera, he was the technical co-founder of Resonate, a NASDAQ listed Internet load-balancing company in Silicon Valley.

“As China’s largest carrier-neutral Internet data center services provider, the addition of Fastweb’s expansive CDN footprint and cloud technology offerings presents a significant opportunity to further diversify and improve the quality and reliability of our services. By leveraging Fastweb’s established expertise and capabilities, we will enhance our service offerings as well as cross-selling opportunities,” commented Mr. Josh Chen, Founder, Chairman and Chief Executive Officer of 21Vianet. “In addition, we are very excited to have Edward join our team. His wealth of experience in working with global CDNs over the past 25 years is a welcome addition and will further help the development of our CDN and cloud computing capabilities.”

With the acquisition of Fastweb, 21Vianet gains a large content delivery network with more than 150 points-of-presence, or POPs, located across China, Fastweb’s proprietary CloudCDN platform software, as well as a portfolio of cloud enabling technology solutions. This product portfolio provides clients with a cost-effective solution to their data connection needs in China, improving the reliability, scalability, security and speed of their Internet services. Fastweb’s strength is backed by its strong technical innovation in its self-developed CDN caching engine, back-end administrative BOSS system and customer service portal.

The total consideration for the acquisition was based upon 5 to 7.35 times the average of Fastweb’s 2012 and 2013 EBITDA to be paid in a combination of equity and cash, in the aggregate amount not to exceed US$20 million.

About 21Vianet

21Vianet Group, Inc. is the largest carrier-neutral Internet data center services provider in China. 21Vianet provides hosting and related services, managed network services and cloud computing infrastructure services, improving the reliability, security and speed of its customers’ Internet connections through 21Vianet’s Internet infrastructure. Customers may locate their servers and networking equipment in 21Vianet’s data centers and connect to China’s Internet backbone through 21Vianet’s extensive fiber optic network. In addition, 21Vianet’s proprietary smart routing technology, BroadEx, enables customers’ data to be delivered across the Internet in a faster and more reliable manner. 21Vianet operates in 33 cities throughout China, servicing a diversified and loyal base of more than 1,600 customers that span many industries ranging from Internet companies to government entities and blue-chip enterprises to small- to mid-sized enterprises.

Safe Harbor Statement

This announcement contains forward-looking statements. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. 21Vianet may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about 21Vianet’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: 21Vianet’s goals and strategies; 21Vianet’s expansion plans; the expected growth of the data center services market; expectations regarding demand for, and market acceptance of, 21Vianet’s services; 21Vianet’s expectations regarding keeping and strengthening its relationships with customers; 21Vianet’s plans to invest in research and development to enhance its solution and service offerings; and general economic and business conditions in the regions where 21Vianet provides solutions and services. Further information regarding these and other risks is included in 21Vianet’s reports filed with, or furnished to the Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and 21Vianet undertakes no duty to update such information, except as required under applicable law.

CONTACT:	Investor Relations Contact:
ICR, Inc. Jeremy Peruski +1 (646) 405-4922 IR@21Vianet.com

Source: 21Vianet